

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

November 7, 2008

VIA U.S. MAIL and FACSIMILE: (305) 358-7095

Mr. Mingfei Yang
Chief Financial Officer
China INSOnline Corp.
Room 42, 4F, New Henry House
10 Ice House Street
Central, Hong Kong

> **RE:** **China INSOnline Corp.**
> **Form 10-K for the fiscal year ended June 30, 2008**
> **Filed September 29, 2008**
> **Form 10-QSB for the fiscal quarter ended March 31, 2008 and**
> **December 31, 2007**
> **Filed May 15, 2008 and February 14, 2008**
> **Form 8-K dated December 18, 2007**
> **File No. 000-20532**

Dear Mr. Yang:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should amend or revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K as of June 30, 2008

Management's Discussion of Financial Condition and Results of Operations, page 32

Results of Operations, page 40

1.   You indicate that the $8.7 million increase in advertising revenues was "owing to significant increase the numbers of recruitment of new insurance agent to 86 teams and over 7,670 members for the year ended June 30, 2008." In future filings please add context to explain what this disclosure means and its significance to the change in revenues. In that regard, define what you mean by a "team" and a "member" and clarify the increases in "teams" and "members" during the year and the related contribution to revenue. In general, your MD&A should provide a substantive explanation of the reasons for significant increases or decreases in revenues (and other components of income and expense). Refer to Item 303 of Regulation S-K and Securities Act Release 33-8350.

2.   For software development revenue you attribute the amount reported in 2008 to the completion of 4 projects in 2008. In future filings provide comparative data on contracts for the prior period. Also add disclosure that connects the changes in revenues to changes in the number, nature, size and complexity of the underlying contracts.

3.   You indicate that cost of sales includes business taxes of $645,099 and in Note 8 you indicate that $1.2 million of cost of goods sold is comprised of sales tax. In response to this comment, please reconcile these two disclosures. In future filings please also provide the accounting policy disclosure for these taxes pursuant to EITF 06-03.

4.   It appears that the majority of your cost of sales are business or sales taxes. In future filings, please quantify and describe the other significant components of costs of sales.

5.   As a related matter, the Company reports unusually low costs of sales in relation to revenues, reporting gross margins of 98% for software development revenues and 94% for advertising revenues for 2008. Please tell us how you are determining the costs to be included in costs of sales, explain why you believe your determinations are appropriate and provide us a quantified schedule of the significant components of costs of sales for 2008. Also tell us how many individuals are assigned to these functions and how you allocating the costs of their employment to the costs of sales item. Tell us whether you are receiving donated or discounted goods or services from your shareholders or their affiliates. If so, please tell us how you are accounting for these goods and services.

6.   We see the significant increases in General and Administrative and Selling Expenses during the year. In future filings please disaggregate the disclosure to quantify and describe reasons for changes in the components of these operating expenses.

Controls and Procedures, page 49

7.   You conclude that disclosure controls and procedures are effective as of the filing date of the Annual Report. In future filings please provide management's conclusion on the effectiveness of disclosure controls and procedures as of the end of the period covered by the periodic report. That is, as of your year-end of June 30 or as of the end of an applicable quarter. Refer to Item 307 of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-3

8.   We refer to your response to comment 3 from our letter dated July 11, 2008. We see that the Form 10-K includes the audit report of K.P. Cheng on the consolidated financial statements of China INSOnline as of and for the year ended June 30, 2007. While we see your response that you continue to use the Chinese firm as a correspondent firm to assist Weinberg in China, it is apparent that the Registrant's audit relationship with Cheng was terminated when Weinberg was engaged to report on the consolidated accounts as of and for the year ended 2008. Please provide an appropriate 4-01 Form 8-K. In the transaction you describe in the Form 8-K filed to report the reverse merger, the accounting acquirer, Rise and Glow, assumes the Registrant's reporting obligations. If the accounting acquirer's auditors do not continue as the Registrant's auditor, an item 4-01 Form 8-K is required to report the Registrant's auditor change.

Consolidated Balance Sheets, page F-4

9.   Please tell us about the composition of "prepayments and deposits" totaling approximately $1.3 million as of June 30, 2008.

Note 1, Organization and Principal of Activities, page F-8

10.   In future filings please expand the disclosure to also address the powers of attorney granted by the shareholders of ZYTX to ZBDT, as described in the underlying agreements with those shareholders. In that regard, please disclose the rights conveyed and explain the extent to which the powers of attorney give ZBDT control over the equity interests in ZYTX.

Note 3. Summary of Significant Accounting Policies, page F-10

11.   We note that the Company has significant accounts receivable, however, it is not clear whether there is any allowance for uncollectible accounts. Please tell us how you have determined that disclosures about an allowance are not necessary.

 (i) Revenue Recognition, page F-12

12.   We refer to your response to comment 9 from our letter dated July 11, 2008. In future filings please more specifically disclose how you apply the guidance from EITF 00-21 in accounting for advertising revenues. In that regard, disclose how you apply the guidance from paragraph 9 of the Abstract. Also refer to paragraph 18 for additional disclosure guidance.

13.   We see that you recognize software development revenues on a percentage of completion basis. Please tell us how and where contract related accounts are reflected in your balance sheet. In that regard, we do not see accounts typically associated with percentage of completion accounting in your balance sheet. Please also make clarifying disclosure in future filings.

(l) Advertising Costs, page F-13

14.   In future filings please expand to clarify when advertising costs are expensed as incurred versus when those costs are expensed on the first date that the advertising takes place.

Note 8. Income Taxes, page F-16

15.   You disclose that CIT for ZBDT was $2.6 million for 2008. Please tell us how that amount is reflected in tabular disclosures about income taxes at the bottom of page F-16.

16.   You disclose that "Since ZYTX is exempted from CIT, the Company revised the previous estimated CIT amounting to $335,941 for the year ended June 30, 3008." Please tell us what you mean by this sentence. In that regard, please clarify when provision was recorded and when was it was reversed.

17.   Please show us how you determined the "expected" income tax expense for 2008 as disclosed in tabular disclosures about income taxes at the bottom of page F-16.

18.   Unless insignificant, in future filings please disclose the amounts of US operating loss and credit carryforwards and related expiration dates. Refer the disclosure guidance from SFAS 109.

Note 12. Segment Information, page F-20

19.   We see that there is no revenue associated with Administration. Accordingly, please tell us and disclose in future filings why cost of sales have been allocated to Administration despite the lack of revenue associated with that function.

Form 8-K dated December 18, 2007

20.   We refer to your response to comment 3 from our letter dated September 4, 2008. In that response you state that "…Rise and Grow and ZYTX have been under common control since July 17, 2007 and therefore, it should incorporate Rise and Grow into the consolidated financial statements from that date."   However, the response does not address how common control accounting would impact the presentation included in your filings. With respect to that response:
   - Please tell us which entity you are referring to by the reference to "it."
   - As it appears that Rise and Glow, ZBDT and ZYTX were under common control as of September 28, 2007, please tell us how you have considered the specific procedural and presentation guidance from paragraphs D11 though D18 of SFAS 141 in concluding what entities and periods should have been presented in the 8-K and subsequent Forms 10-Q.   Your response should clearly address how you considered and applied the literature in reaching your conclusions. Also refer to EITF 02-05 for guidance.
   - If you do not believe that the transactions of September 28, 2008 constitute a reorganization of companies under common control as provided in SFAS 141, please (1) explain in detail and (2) cite the literature on which you relied in concluding what entities and periods should have been presented in the 8-K and subsequent Forms 10-Q. Please be specific in supporting your conclusions.
   - As a related matter, if you do not believe that the transactions of September 28, 2008 constitute a reorganization of companies under common control as provided in SFAS 141 please tell us how your presentation considers the initial measurement guidance from FIN 46(R). That is, explain whether fair value accounting was applied, and if not, explain why with reference to FIN 46(R).

Forms 10-QSB as of December 31, 2007 and March 31, 2008

21.   As agreed to in your response to comment 6 from our letter dated September 4, 2008, please amend the filings to provide comparative consolidated financial information for company and its consolidated entities, including ZYTX, for the prior quarters and year-to-date periods of fiscal 2007. Also provide appropriate MD&A.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3605 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Branch Chief at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Senior Review Accountant